April 9, 2020

Peter A. Reed
Chief Executive Officer
Great Elm Capital Group, Inc.
800 South Street, Suite 230
Waltham, MA 02453

       Re: Great Elm Capital Group, Inc.
           Registration Statement on Form S-3
           Filed March 27, 2020
           File No. 333-237419

Dear Mr. Reed:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. This registration statement appears to cover shares representing approximately 73% of your currently outstanding common stock and an even higher percentage of the shares outstanding held by non-affiliates. Also, 13,687,498 of the 18,473,384 shares being registered underlie securities that were sold approximately one month before the date of filing in a transaction that appeared to have significant participation among affiliates. In this regard, we note that the shares being offered by Northern Right Capital Management,
       L.P., Matthew Drapkin, entities affiliated with Eric Scheyer, and Long Ball Partners, LLC, an affiliate of a registered broker-dealer (i.e., Imperial Capital, LLC), represent approximately 59% of the total number of shares being registered. Given the nature and size of this offering, please provide a detailed legal analysis explaining your basis for
 Peter A. Reed
Great Elm Capital Group, Inc.
April 9, 2020
Page 2
      determining that this is a secondary offering that is eligible to be made under Rule
      415(a)(1)(i) and not a primary offering. In responding, please consider the guidance set forth in Question 612.09 of our Securities Act Rules Compliance and Disclosure
      Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Bernard Nolan, Staff Attorney, at (202) 551-6515 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNamePeter A. Reed
                                                           Division of
Corporation Finance
Comapany NameGreat Elm Capital Group, Inc.
                                                           Office of Technology
April 9, 2020 Page 2
cc:       Rory T. Hood
FirstName LastName